Lewis I Williams 4th
                            157 North Gardner Street
                           Los Angeles, CA 90036-2719


01 November 2000



The Board of Directors
Central Capital Venture Corporation
2660 Townsgate Road. Suite 725
Westlake Village, CA 91361



Gentlemen:

Due to time constraints, other personal and business commitments, and a misunderstanding with respect to the nature of the required commitment, please accept this letter as my Letter of Resignation as President and/or Chief Executive Officer of Central Capital Venture Corporation effective as of this date.

Thank you for your prompt attention to and acceptance of this action. Please feel free to contact me if there are any questions.

/s/ L. I. Williams
Lewis I. Williams IV




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